UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 5

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company (Issuer))

Envoy Merger Corporation

and

EMC Corporation

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,011,050,090	$112,216.60

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 67,035,003 shares of common stock, par value $0.0001 per share, of Data Domain, Inc., consisting of: (a) 61,539,064 shares of common stock issued and outstanding and (b) 5,495,939 shares of common stock issuable on or before expiration of the offer upon the exercise of vested stock options, and (ii) the tender offer price of $30.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 112,216.60	Filing Party: Envoy Merger Corporation and EMC Corporation

Form or Registration No.: Schedule TO-T	Date Filed: June 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

23767P109

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 2, 2009, as amended on June 3, 2009, June 9, 2009, June 15, 2009 and June 17, 2009 (as amended, the “Schedule TO”), by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share, of Data Domain, Inc., a Delaware corporation (“Data Domain”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 and annexed to and filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal.

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 5. All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

On June 26, 2009, EMC issued a press release announcing that Purchaser has extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on July 10, 2009. A copy of the press release is filed as Exhibit (a)(1)(xiv) hereto and is incorporated by reference herein.

All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the “Agreement and Plan of Merger, dated May 20, 2009, by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain” are hereby amended and restated to refer to the “Agreement and Plan of Merger, dated May 20, 2009, as amended, by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain”.

The response to the sixth question, “How does the offer relate to the announced merger between Data Domain and NetApp, Inc.?”, in the “Summary Term Sheet” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“On May 20, 2009 Data Domain and NetApp, Inc. (‘NetApp’) announced that they had entered into an agreement and plan of merger pursuant to which NetApp would acquire Data Domain through its wholly owned subsidiary Kentucky Merger Sub One Corporation. Under the terms of the agreement, for each outstanding share of Data Domain common stock, Data Domain stockholders would receive consideration of approximately $25.00 per share, consisting of $11.45 in cash and approximately $13.55 in NetApp common stock. On June 3, 2009, in response to our offer, Data Domain and NetApp announced they had amended their agreement and plan of merger. Under the terms of the amended agreement, for each outstanding share of Data Domain common stock, Data Domain stockholders would receive consideration of approximately $30.00 per share, consisting of $16.45 in cash and approximately $13.55 in NetApp common stock. Data Domain, however, is permitted, pursuant to the terms of the agreement, and subject to certain conditions, to terminate the agreement and plan of merger in order to enter into a definitive agreement for a superior proposal made by another party. Our offer to pay you $30.00 per share in cash is being made as an alternative proposal to the announced merger between Data Domain and NetApp. We believe our all-cash proposal is superior to the proposed NetApp transaction as it provides you greater price certainty, as the long-term value of the stock portion of the consideration offered in the NetApp transaction is dependent on the future performance of NetApp and the stock portion of the consideration is subject to a collar mechanism which could result in you receiving less than $13.55 worth of NetApp common stock, resulting in a total merger consideration of less than $30.00 per share. In addition, our proposal is not subject to a financing or due diligence contingency, and EMC will use existing cash balances to finance the transaction. Termination of the agreement between NetApp and Data Domain is a condition to this offer. See The Offer – Section 14 – ‘Conditions of the Offer’.”

The penultimate sentence in the second paragraph in the “Introduction” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“In addition, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the expiration of the Offer, any of the following conditions exist:

“(i) a Governmental Authority (as defined in the EMC Merger Agreement described below) of competent jurisdiction shall have (a) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger (as defined in the EMC Merger Agreement) or any other transactions contemplated by the EMC Merger Agreement any Law (as defined in the EMC Merger Agreement) that is in effect and has the effect of making the Offer or the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Offer or the Merger or (b) issued or granted, or threatened to issue or grant, any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any person or its property under applicable Laws (whether temporary preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Offer or the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the making or consummation of the Offer or Merger;

“(ii) there shall be pending, or any Governmental Authority shall have notified EMC or Data Domain of its intent to commence, any suit, action or proceeding by a Governmental Authority of competent jurisdiction against EMC, Purchaser or Data Domain or any of their respective subsidiaries (a) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the EMC Merger Agreement or (b) seeking to prohibit or impose any limitations on the ownership or operation by EMC (or any of its subsidiaries) of all or any portion of the business or assets of Data Domain or any of its subsidiaries, or to compel EMC, Data Domain or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Data Domain or any of its subsidiaries;

“(iii) a Material Adverse Effect (as defined in the EMC Merger Agreement) on Data Domain shall have occurred following the execution and delivery of the EMC Merger Agreement that is continuing;

“(iv) any representation or warranty of Data Domain which is qualified by ‘Material Adverse Effect’ or any Specified Company Representation (as defined in the EMC Merger Agreement) (a) shall not have been true and correct in all respects as of the date of execution of the EMC Merger Agreement or (b) shall not be true and correct in all respects on and as of the Expiration Date (as defined below) (other than those representations and warranties which address matters only as of a particular date), provided, however that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Data Domain’s Disclosure Schedule (as defined in the EMC Merger Agreement) made or purported to have been made after the date of execution of the EMC Merger Agreement shall be disregarded;

“(v) any representation or warranty of Data Domain as to its capital structure (a) shall not have been true and correct in all respects as of the date of execution of the EMC Merger Agreement or (b) shall not be true and correct in all respects on and as of the Expiration Date (other than those representations and warranties which address matters only as of a particular date), other than inaccuracies that would not result in an increase in the aggregate purchase price being offered in the Offer exceeding 101% of the aggregate purchase price and provided, however, that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Data Domain’s Disclosure Schedule made or purported to have been made after the date of execution of the EMC Merger Agreement shall be disregarded;

“(vi) any representation or warranty of Data Domain in the EMC Merger Agreement (other than those representations and warranties referenced in paragraph (iv) or (v) above) (a) shall not be true and correct in all respects as of the date of execution of the EMC Merger Agreement or (b) shall not be true and correct in all respects on and as of the Expiration Date (other than those representations and warranties which address matters only as of a particular date), which failure to be true and correct, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Data Domain, provided, however, that for purposes of determining the accuracy of such representations and warranties, any update of or modification to Data Domain’s Disclosure Schedule made or purported to have been made after the date of execution of the EMC Merger Agreement shall be disregarded;

“(vii) Data Domain shall have failed to perform in all material respects any obligations or to have complied in any material respects with any covenants or other agreements of Data Domain to be performed or complied with by it under the EMC Merger Agreement; or

“(viii) the EMC Merger Agreement shall have been terminated in accordance with its terms.”

The following is hereby inserted to the end of the fourth paragraph in Section 4 – “Withdrawal Rights” of the Offer to Purchase:

“If the Antitrust Condition has not been satisfied prior to the Expiration Date and the Antitrust Condition continues to not be satisfied following July 31, 2009, tendering stockholders may exercise withdrawal rights by following the procedures described in this Section 4.”

The following is hereby inserted after the final paragraph in “Background of the Offer” and before “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase:

“On the morning of June 3, 2009, NetApp announced that in light of the Offer, NetApp was revising its proposal to acquire Data Domain to provide that the consideration to be paid to Data Domain stockholders pursuant to the NetApp Merger Agreement would be approximately $30.00 per share, consisting of $16.45 in cash and approximately $13.55 in NetApp common stock. Later that day, counsel to Data Domain telephoned counsel to EMC and confirmed Data Domain’s receipt of EMC’s materials and communications relating to the Offer, noted the constraints imposed on Data Domain pursuant to the NetApp Merger Agreement and stated that Data Domain would be prepared to provide non-public information and enter into discussions with EMC conditioned on EMC entering into a confidentiality and standstill agreement, the form of which would be provided by Data

Domain. Additionally, counsel to Data Domain informed counsel to EMC that Data Domain and NetApp had earlier that day executed an amended merger agreement reflecting the terms of NetApp’s revised proposal. In response, counsel to EMC referenced Mr. Tucci’s letter to Mr. Slootman, which described a process for execution of a merger agreement with EMC that would not require the execution of a confidentiality and standstill agreement by EMC. See Section 11 – ‘Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain – Background of the Offer’.

“In the afternoon of June 3, 2009, Data Domain and NetApp issued a press release announcing that they had executed an amendment to the NetApp Merger Agreement in connection with NetApp’s revised proposal. Later that day, EMC issued a press release reaffirming its view that the Offer is superior to NetApp’s proposal. A copy of the press release is filed as an exhibit to Amendment No. 1 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the SEC on June 3, 2009 and is incorporated herein by reference.

“On June 9, 2009, EMC issued an open letter to Data Domain employees which was published in the San Jose Mercury News. A copy of the letter is filed as an exhibit to Amendment No. 2 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the SEC on June 9, 2009 and is incorporated herein by reference.

“On June 15, 2009, Data Domain filed a Schedule 14D-9 with the SEC in which the Data Domain board of directors recommended that Data Domain stockholders reject EMC’s cash tender offer at that time. Later that day, EMC issued a press release reaffirming the Offer and its belief that the Offer is superior to the NetApp proposal. A copy of the press release is filed as an exhibit to Amendment No. 3 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the SEC on June 15, 2009 and is incorporated herein by reference.

“On June 17, 2009, EMC announced that it voluntarily withdrew its notification under the HSR Act in connection with the Offer and would re-file the notification in order to begin a new 15-day waiting period under the HSR Act. EMC announced that it was taking this procedural step of re-filing its notification in the immediate term to ensure that the Federal Trade Commission has adequate time to review the transaction.

“On June 26, 2009, Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on July 10, 2009. A copy of EMC’s press release announcing such extension is filed as an exhibit to Amendment No. 5 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the SEC on June 26, 2009 and is incorporated herein by reference.”

The seventh paragraph in “Statutory Requirements; Approval of the Merger” in Section 12 – “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“If the Merger Agreement Condition is satisfied, Purchaser expects that Data Domain will also approve the Offer and take any other action necessary to render Section 203 inapplicable to a merger or other business combination with Data Domain, as the EMC Merger Agreement contains representations, warranties and covenants of Data Domain with respect to rendering Section 203 inapplicable to the Merger. Purchaser will determine whether the Section 203 Condition has been satisfied by evaluating all relevant information with respect to Data Domain’s compliance with its obligations under the EMC Merger Agreement relating thereto. If, as of the Expiration Date, Purchaser determines that the Section 203 Condition has not been satisfied, Purchaser anticipates that it will make appropriate disclosure as to its determination whether to extend the Offer period, waive such Section 203 Condition (and extend the Offer period to the extent necessary to comply with applicable rules and regulations of the SEC) or terminate the Offer pursuant to its terms.”

The following paragraph is hereby inserted immediately prior to the penultimate paragraph in Section 14 – “ Conditions of the Offer” of the Offer to Purchase:

“In the event EMC or Purchaser receives information, whether pursuant to the terms of the EMC Merger Agreement, through public disclosure by Data Domain or otherwise, by which EMC and Purchaser has determined that a representation or warranty in the EMC Merger Agreement will not be satisfied at the Expiration Date given that the conditions to Purchaser’s obligation to purchase Shares in the Offer will not be satisfied,

Purchaser anticipates that it will make appropriate disclosure as to its determination whether to extend the Offer period, waive such condition (and extend the Offer period to the extent necessary to comply with applicable rules and regulations of the SEC) or terminate the EMC Merger Agreement and the Offer pursuant to their respective terms.”

The penultimate paragraph in Section 14 – “ Conditions of the Offer” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The foregoing conditions are for the sole benefit of EMC and Purchaser and, regardless of the circumstances, may be asserted by EMC or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any Governmental Authority may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition) may be waived by EMC or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the EMC Merger Agreement and the applicable rules and regulations of the SEC. The failure of EMC or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(1)(xiv) Text of press release issued by EMC dated June 26, 2009”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2009

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier Title: Executive Vice President and General Counsel

ENVOY MERGER CORPORATION

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier Title: President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated June 2, 2009 *

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(vi)	Form of summary advertisement dated June 2, 2009 *

(a)(1)(vii)	Text of press release issued by EMC dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(a)(1)(viii)	Slide Presentation dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on June 2, 2009) *

(a)(1)(ix)	Transcript of conference call held on June 1, 2009 *

(a)(1)(x)	Text of press release issued by EMC dated June 3, 2009 *

(a)(1)(xi)	Open letter to Data Domain employees, as published on June 9, 2009 *

(a)(1)(xii)	Text of press release issued by EMC dated June 15, 2009 *

(a)(1)(xiii)	Text of press release issued by EMC dated June 17, 2009 *

(a)(1)(xiv)	Text of press release issued by EMC dated June 26, 2009

(b)	Not applicable

(c)	Not applicable

(d)(1)(i)	Form of Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(g)	Not applicable

(h)	Not applicable

*	Previously filed